Snipp Announces New Co-Branding Initiative and Partner Recruitment for

Cannabis Companies

TORONTO, April 24, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced a new service to help Cannabis companies leverage Snipp’s deep experience in setting up co-branded partnerships, where two or more synergetic brands create a program together.

Co-branding opportunities in the Cannabis industry can be created between growers, product manufacturers and accessory brands as well as through sponsorship and reward collaborations with groups such as music labels and motor sport teams. Snipp has already signed a number of companies in these industries to its recently launched Cannabis Marketing Resource Center and has direct license agreements with all major music labels in North America. In addition, Snipp has created and run successful co-branding marketing programs for brands in related industries like Pharma and Alcohol and is in a position to offer highly effective legally compliant co-branding opportunities to help create value for all parties – including the consumer.

To find out how these kinds of programs can positively increase marketing success we encourage interested parties to download our white paper here - http://go.snipp.com/Partnering-Up-With-CoBranded-Promotions.html. Snipp also makes it easy to incent and reward customers with a simple yet flexible rewards platform. Click here to know more http://www.snipp.com/rewards/

For those interested in partnering with Cannabis companies. we also encourage you to sign up for the Snipp Cannabis Marketing Resource Center (“CMRC”) http://www.snipp.com/CMRC, where we can match you with opportunities in the Cannabis space. The CMRC has about 50 participants already enrolled and continues to attract new sign ups weekly.

“We believe we are the first player in the Cannabis industry to systematically attempt to create co-branding opportunities. As we have done in related regulated industries, we can bring together brands from diverse product and service categories from within and outside of the Cannabis industry. These collaborations, when paired correctly, can really enhance the effectiveness of marketing programs. An example of one of our most effective programs is for a leading Alcohol company where consumers who buy a qualifying brand product get a $5 ride-share coupon to get home safely,” said Atul Sabharwal, Founder and CEO. “Snipp already has a robust portfolio of both incentive partners and clients on our platform. This will allow Cannabis companies to remain focused on their core business while we bring our clients & incentive partners to the table to accelerate fundamental metrics such as customer acquisition, shelf space, revenue, cost of customer acquisition, brand equity and loyalty.”

“I would also like to take the opportunity to congratulate WeedMD and Hiku on their planned merger. This is a classic example of a co-branding partnership between a leading producer and a leading consumer oriented brand.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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